EMX ROYALTY CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
THREE MONTHS ENDED MARCH 31, 2019

GENERAL

This Management’s Discussion and Analysis (“MD&A”) for EMX Royalty Corporation, (the “Company”, “EMX”) has been prepared based on information known to management as of May 13 , 2019.

This MD&A is intended to help the reader understand the consolidated financial statements and should be read in conjunction with the condensed consolidated financial statements of the Company for the three months ended March 31, 2019 prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All dollar amounts included therein and in the following MD&A are in Canadian dollars except where noted.

COMPANY OVERVIEW

EMX Royalty Corporation is in the business of organically generating royalties derived from a portfolio of mineral property interests. The Company augments royalty generation with carefully selected royalty acquisitions and strategic investments. EMX’s portfolio mainly consists of properties in North America, Europe, Turkey, Haiti, and Australia. The Company’s common shares are listed on the TSX Venture Exchange and the NYSE American Exchange under the symbol EMX.

HIGHLIGHTS FOR Q1 2019

Financial Update

•

EMX had revenue of $1.4 million, loss from operations of $1 million, and after-tax loss of $2.8 million. Revenue includes royalty income, optioned property and other property income, interest, and gains on sales of properties and marketable securities. Other items affecting financial results in Q1 include $0.3 million in depletion costs, and a foreign exchange loss of $1.8 million.

•

Royalty generation costs totaled $1.1 million, which is net of recoveries from partners totaling $0.8 million. In addition, partners incurred exploration expenditures totaling approximately $3.6 million that did not flow through to the Company's financial statements.

•	General and administrative expenses totaled $1.1 million, which includes $0.4 million in salaries and consultants, $0.2 million in administrative costs, and $0.2 million in investor relations cost.

•

Total cash used in operations was $6.8 million including $1.9 million before changes in non-cash working capital items. Changes in non-cash working capital items totaled $4.9 million of which a significant component was the settlement of accrued liabilities as at December 31, 2018.

•

Working capital at March 31, 2019 was $85 million, with cash comprising $78 million. Subsequent to the quarter end, a cash payment of $2.7 million related to IG Copper's 2018 sale of Malmyzh was released from escrow and received.

Operational Update

•	In North America, EMX received approximately $323 thousand in revenue from the sale of 188 gold ounces from the Leeville royalty property in Nevada. EMX also continued to have partners (Kennecott, Anglo American, and South32) advance copper exploration programs in the southwestern U.S., incurring approximately $2.6 million in exploration expenditures. As a subsequent event, EMX made a $1.0 million strategic equity investment in Millrock Resources Inc. (“Millrock”) and acquired a significant royalty package in Alaska's Goodpaster District which hosts the Pogo high grade gold mine.

•	In Scandinavia, the Company sold or optioned 11 projects to three different junior exploration companies during and subsequent to the quarter. The deals involved receiving share equity, advance royalty payments, and 3% NSR royalty interests in the projects. Boreal Metals Corp. ("Boreal") continued to advance the Gumsberg royalty property in Sweden and the Burfjord royalty property in Norway.

•	In Turkey, a 23,900 meter drill program was completed on the Bayla zinc-lead-silver royalty property and the operator of the Akarca gold royalty property is seeking additional drill permits to further assess the project prior to making a development decision.

•	In Australia, EMX has elected to advance the Kimberley copper project as a 100% controlled property after terminating the purchase agreement with Enfield Exploration Corporation. The operator of the Koonenberry royalty property advanced the project with drilling and geochemical sampling.

ROYALTY PORTFOLIO REVIEW

EMX's royalty and mineral property portfolio totals over 95 projects on five continents. The following royalty portfolio review includes an overview of the work conducted in Q1 by the Company and its partners. For greater detail on the Company’s royalty portfolio, including specifics on the royalty terms, please refer to the Company’s website (www.EMXroyalty.com) and Asset Handbook.

North America

EMX’s portfolio in North America totals forty-four royalty and royalty generation properties. There are eighteen royalty properties and properties optioned for an EMX royalty interest, five projects that are being advanced under the South32 Regional Strategic Alliance ("RSA"), and twenty-one royalty generation properties available for partnership in Arizona, Nevada, Utah, and Wyoming. The Company’s Q1 work focused on a) advancing the South32 RSA funded projects and generative exploration for copper in the southwest U.S., b) generative exploration for gold in the Great Basin, and c) identifying royalty assets for purchase.

•	The Leeville 1% gross smelter return ("GSR") royalty covers portions of Newmont Mining Corporation’s West Leeville, Turf, and other underground gold mining operations and deposits in the Northern Carlin Trend of Nevada. The Leeville royalty paid approximately $323 thousand during Q1. Royalty production reported by Newmont totaled 188 troy ounces of gold that were principally sourced from the West Leeville (70%) and Turf operations (30%). The Company understands that the Leeville royalty property will be subject to the recently announced Newmont – Barrick joint venture in Nevada.

•	Substantial work programs were conducted under the RSA Agreement with South32 USA Exploration Inc. Field work was conducted on five copper porphyry projects in Arizona. The work included geologic mapping, geochemical sampling, geophysical surveys, and the staking of additional claims. In addition, generative work was conducted to identify new copper targets for acquisition.

•	The Buckhorn Creek copper project, located in north-central Arizona's Castle Creek District, is optioned to Kennecott Exploration Company. Kennecott completed a three hole, 1,700 meter diamond drill program to test concealed porphyry copper targets. The recent drilling, as with two reconnaissance holes drilled by Kennecott in 2018, intersected porphyry related alteration and mineralization. Assay results are pending.

•	The Copper Springs copper project, located in the southern part of Arizona's Globe-Miami District, is optioned to Anglo American Exploration (USA), Inc. Anglo American completed a 873 meter drill hole to follow-up on encouraging results from the 2018 program of four holes totaling over 5,700 meters. Similar to the 2018 drilling, the recent hole intersected porphyry alteration and mineralization at a relatively shallow depth (e.g., <200 m). Anglo American also conducted geophysical surveys that identified additional drill targets for follow-up later in the year.

•	The Gold Bar South (GBS) royalty property, located ~40 kilometers northwest of Eureka, Nevada, is controlled by McEwen Mining Inc. ("MMI"). EMX’s 1% NSR royalty covers a small, low grade sediment-hosted gold deposit situated ~2.5 kilometers southeast of MMI's Gold Bar North mining operation. MMI announced that the first gold pour from the Gold Bar North operation occurred on February 16th (see MMI news release dated April 9, 2019). Additional drilling and metallurgical test work is required to convert the GBS resources to reserves.

•	Subsequent to Q1, EMX made a $1 million private placement in Millrock Resources Inc. subscribing for 7,142,857 units (includes a share and warrant), and resulting in EMX owning ~9.4% of Millrock's issued and outstanding shares.

In conjunction with this investment, Millrock granted EMX royalties over existing and recently staked claims in Alaska's Goodpaster District, which hosts the Pogo high grade underground gold mine. The Pogo Mine, now operated by Northern Star Resources Limited ("Northern Star"), has produced 3.8 million ounces of gold since startup in 2006 (see Northern Star ASX Announcement dated February 12, 2019). The EMX royalties cover contiguous claim blocks that include gold prospects and targets essentially surrounding the Pogo Mine property, as well as ~30 kilometers of strike extent along the “Shaw-Eagle-LMS Trend” of gold prospects and geochemical anomalies. The NSR royalties to EMX are either 0.5% or 1%, and cover ~52,000 hectares. In addition, EMX has the option to buy out the underlying 1.5% NSR royalties on each of the Hansen and Aurora claim blocks located at the western boundary of the Pogo Mine property. EMX’s Goodpaster royalty properties and interests are particularly compelling given Northern Star’s recent successes in drilling at its nearby Goodpaster prospect and developing the Central Lodes discovery.

Scandinavia

The Company's portfolio in Scandinavia totals 34 royalty and royalty generation projects. The Company continues to evaluate generative opportunities to grow the royalty portfolio in Sweden and Norway. During Q1, and subsequent to the quarter, the Company sold or optioned multiple royalty generation properties to three junior exploration companies for equity interests and royalties.

•	In Norway, the Røstvangen and Vakkerlien properties were optioned to Playfair Mining Ltd. ("Playfair") (see EMX news release dated March 4, 2019). The exploration and option agreement provides EMX with immediate share equity in Playfair and work commitments, and upon Playfair’s completion of the option terms, a 9.9% interest in Playfair, a 3% NSR on the properties, advance royalty payments, and other consideration to EMX's benefit.

•	EMX closed the sale of the Bleikvassli, Sagvoll, and Meråker projects in Norway, and the Bastuträsk project in Sweden, to Norra Metals Corp (“Norra”) (see EMX news releases dated December 13, 2018 and February 19, 2019). The sale provided EMX with a 9.9% equity interest in Norra, advance royalty payments, a 3% NSR royalty interest in the projects, a 1% NSR royalty on Norra’s Pyramid project in British Columbia, as well as other consideration to EMX's benefit.

•	As a subsequent event, EMX executed a purchase agreement for the sale of five projects comprised of thirteen exploration licenses (the “Properties”) in central Sweden to Gold Line Resources Ltd. ("Gold Line"), a private British Columbia company (see EMX news release dated April 4, 2019). The agreement provides EMX with a 9.9% interest in Gold Line, advance royalty payments, a 3% NSR royalty interest in the Properties, and other consideration to EMX's benefit.

•	Boreal advanced the Gumsberg royalty property in Q1, completing a nine hole, 1620.8 meter diamond drill program that intersected high grade zinc-silver-lead-gold mineralization. Boreal also announced results from a seven hole, 951 meter reconnaissance program at the Burfjord royalty property confirming the presence of broad zones of copper mineralization enveloping high-grade copper veins.

•	EMX holds an effective 0.5% to 1.0% NSR royalty interest on the Viscaria copper project located in the Kiruna mining district of northern Sweden. In Q1, Sunstone Metals Ltd. completed the sale of the Viscaria project to Stockholm listed Copperstone Resources AB (see Sunstone ASX announcement dated March 9, 2019).

Serbia

The Company has three royalty properties in Serbia, including the Brestovac 0.5% NSR royalty covering the Cukaru Peki deposit's Upper Zone high grade copper-gold project and the Lower Zone porphyry copper-gold project (note: the royalty percentage is subject to reduction only as provided in the royalty agreement). EMX also has the Brestovac West royalty covering ground directly to the west of the Cukaru Peki deposit which includes NSR royalties of 2% for gold and silver and 1% for all other metals. The Brestovac and Brestovac West royalty properties are included in what has been termed the "Timok Project". Zijin Mining Group Co. Ltd. ("Zijin") controls 100% of the Upper Zone, and is in a joint venture with Freeport on the Lower Zone, after completing the acquisition of Nevsun Resources Ltd. in Q1.

•	An Upper Zone Pre-Feasibility Study ("PFS") was announced in 2018 that outlined a 10 year mine life that yields approximately 1.7 billion pounds of payable copper and 516 thousand ounces of payable gold, with an after tax NPV8 of US$1.82 billion valued at the start of construction (see Nevsun news releases dated March 28, 2018 and SEDAR filed Technical Report). Initial Upper Zone production was estimated to be in 2022.

•	An initial inferred resource estimate was announced for the Lower Zone porphyry project at a $25/tonne "dollar equivalent" cutoff of 1.659 billion tonnes averaging 0.86% copper and 0.18 g/t gold, and containing 31.5 billion pounds of copper and 9.6 million ounces of gold (see Nevsun news release dated June 26, 2018 and SEDAR filed Technical Report). The mining method is assumed to be by block cave.

Turkey

EMX holds seven royalty and royalty generation properties in Turkey’s Western Anatolia and Eastern Pontides mineral belts. During Q1 the Company focused on partnering the remaining two available properties and supporting its existing partners. EMX is currently not conducting additional generative work in Turkey

•	At the Bayla lead-zinc-silver royalty property, the Turkish operator Dedeman Madencilik San ve Tic. A.S. ("Dedeman") advised EMX that it had completed the 23,900 meter drill program to fill in a ~500 meter long corridor between mineralization at the Hastanetepe deposit and the Southern Zone target area. Final assay results are pending. Dedeman also advised that development and mining at Hastanetepe had been halted due to the closure of the nearby Aksu milling operation that had been contracted to process Balya material. Dedeman has given no indication on when mining operations will recommence at Balya.

•	At the Akarca gold royalty property, the Turkish operator Çiftay n–aat Taahhüt ve Ticaret A. . ("Çiftay") informed EMX that its programs to advance the project continued to be delayed while awaiting drill permits. Çiftay has requested an adjustment of the semi-annual, 500 ounce gold bullion payments due to EMX. The Company worked with Çiftay during Q1 on a mutually satisfactory arrangement, with the gold payment due in February delayed pending a final agreement.

Australia

The Company's portfolio in Australia totals three royalty and royalty generation projects. During Q1 the Company continued to advance the non-partnered projects while evaluating new royalty generation opportunities.

•	At the Koonenberry gold property in New South Wales where EMX has a 3% royalty, the private Australian operator conducted surface geochemical sampling and drilling of gold targets.

•	The Kimberley project covers two sediment-hosted copper targets in Western Australia. The purchase agreement with Enfield Exploration Corporation (see EMX news release dated October 1, 2018) was terminated in Q1 due to Enfield's failure to raise the required US$1 million to fund exploration. The Company is advancing this project while continuing to look for a partner. As part of this work, the Company will complete a limited drill program in Q2.

•	EMX's QLD Gold project in southeastern Queensland contains multiple zones of intrusion related gold mineralization. During Q1, EMX conducted geologic reconnaissance at a number of historic prospects, as well as geochemical sampling and an IP geophysical survey. The QLD Gold project is available for partnership.

Qualified Persons

Dean D. Turner, CPG, a Qualified Person as defined by NI 43-101 and consultant to the Company, has reviewed, verified and approved the above technical disclosure on North America. Eric P. Jensen, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified and approved the above technical disclosure on Turkey, Scandinavia, Serbia, and Australia.

OUTLOOK

The Company has a strong balance sheet to further develop its pipeline of royalty and royalty generation mineral properties. The Company ended Q1 with working capital of $85 million, including $78 million in cash. EMX intends to continue its organic generation of new royalty properties, while selectively acquiring royalties and making strategic investments. A recent example that combines both royalty acquisition and strategic investment is the Millrock private placement, which provided share equity to EMX, as well as royalty interests in an under-explored, high grade gold district.

We are optimistic about the potential growth in revenue that may come from our Turkish portfolio (Balya, Akarca, and Sisorta), as well as the significant potential of our Timok Project royalties in Serbia, where the Upper Zone high grade copper-gold development project is scheduled to commence production in 2022.

EMX continues to see strong industry interest in the Company's royalty generation properties. More than $20 million is expected to be spent by partners advancing EMX's portfolio during 2019. A majority of this work will be conducted in the southwestern U.S., Sweden and Norway.

The Company's goal is to grow its royalty generation, royalty acquisition, and strategic investment activities with positive cash flow, as was realized in 2018 with the Malmyzh sale. Revenue from royalties, advance royalties and other pre-production cash payments has been increasing over time. Continuing into 2019, EMX is well funded to identify new strategic investment opportunities, while further developing a pipeline of quality royalty and royalty generation mineral properties that provide multiple opportunities for exploration and production success.

RESULTS OF OPERATIONS

Three Months Ended March 31, 2019

The loss from operations for the three months ended March 31, 2019 (“Q1-2019”) was $1.1 million compared to $1.3 million for the prior periods’s comparative quarter (“Q1-2018”). The net loss from operations was comprised of revenues and other income for Q1-2019 of $1.4 million (Q1 – 2018 - $1.2 million) offset by costs and expenses totaling $2.5 million for both Q1-2019 and Q1-2018. Other losses for the three months ended March 31, 2019 totalled $1.8 million compared to $1.2 million for the comparative period. Including a dererred tax recovery of $81 thousand compard to $589 thousand for Q1-2018, the net loss for the period was $2.8 million (Q1 – 2018 - $1.9 million).

Revenues

The Company earns various sources of revenue including royalty income, interest, gains related to the sale of mineral properties and sale of marketable securities, and option revenue earned from mineral property agreements. For the three months ended March 31, 2019 compared to March 31, 2018, EMX had the following revenues:

In Thousands of Dollars
Revenue and other income for the three months ended ($000s)	March 31, 2019	March 31, 2018

Royalty revenue	$356	$587
Interest income	467	45
Optioned property and other property income	303	159
Gain on sale of projects	289	422
Gain on sale of marketable securities	-	25
	$1,415	$1,238

Royalty revenue included $323 thousand (Q1 – 2018 - $456 thousand) in royalty income earned from 188 (Q1-2018 – 274) ounces of gold, and $34 thousand (Q1 – 2018 - $131 thousand) in AMR’s received. The decrease for the three months ended March 31, 2019 compared to March 31, 2018 was mainly the result of a decrease in production ounces received in the current period. In Q1 2019, the average realized gold price for the Leeville royalty was US$1,304 (Q1 2018 - US$1,328)per ounce. Net royalty income from the Leeville royalty will fluctuate as result of a combination of ounces received, average price per ounce, and foreign exchange as a result of the Leeville royalty being paid in USD. The Company also receives additional AMR’s related to other projects and included in royalty income which timing of receipt can fluctuate.

Interest income was earned on the substantial cash balance the Company holds as a result of the prior year distribution from IG Copper's 2018 sale of Malmyzh.

Costs and Expenses

Costs and expenses are comprised of expenditures incurred by the Company to carry out the royalty generation operations and advancement of projects, as well as marketing and promotion. Included in these costs is general and administrative costs for the three months ended March 31, 2019 and 2018 comprised of the following:

In Thousands of Dollars
General and administrative expenses for the three months ended ($000s)	March 31, 2019	March 31, 2018

Salaries, consultants, and benefits	$373	$259
Professional fees	71	31
Investor relations and shareholder information	228	145
Transfer agent and filing fees	106	92
Administrative and office	228	221
Travel	45	21
	$1,050	$770

The Company has made substantial effforts to date in 2019 related to marketing and promotion of both the Company and project portfolio, including the attendance at more industry trade shows. The result is an increase in investor relations and shareholder information costs. Professional fees are incurred depending on acquisition due diligence and other matters which require legal and tax advice and are expected to fluctuate between periods. Many of our personnel expenditures companywide are denominated in United States dollars (“USD”) and an increase or decrease in the value of the USD compared to the Canadian dollar, which is our reporting currency, will increase or decrease expenditures.

Project and Royalty Generation Costs, Net of Recoveries

Royalty generation costs decreased from $1.3 million in Q1-2018 to $1.1 million in Q1-2019 on a net basis. This is a result of increased expenditures of $141 thousand in Q1-2019 compared to Q1-2018, offset with an increase in recoveries from partners by $366 thousand in Q1-2019 compared to Q1-2018. Royalty generation costs and recoveries from partners vary from period to period depending on the level of activity incurred and comparison between periods does not accurately reflect the activity with the Company. The increase in recoveries for Q1-2019 compared to Q1-2018 is directly related to cost recoveries on multiple projects partnered with Boreal in Sweden and Norway, and South32 in the US. See the highlights, royalty and project review sections for current activities.

Other

For Q1-2019, the Company incurred a foreign exchange loss of $1.8 million compared to a foreign exchange gain on $0.1 million in Q1-2018. This was directly related to the Company holding significant $US cash balances received in October 2018 related to IG Copper's 2018 sale of Malmyzh.

LIQUIDITY AND CAPITAL RESOURCES

The Company considers items included in shareholders’ equity as capital. The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders.

As at March 31, 2019, the Company had working capital of $85 million (2018 - $89 million). The Company has continuing royalty income that will vary depending on royalty ounces received, the price of gold, and foreign exchange rates on US royalty payments. The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through public and/or private placements, sell assets, or return capital to shareholders.

As a result of of the Company’s former investment in an associated entity, IGC, the Company is due additional distributions of $5 million (US$4 million) related to escrow funds subject to certain conditions of which $2.7 million (US$2 million) was received subsequent to March 31, 2019, and remaining funds expected to be released from escrow pending any warranty claims during 2019.

Management believes with the distribution received as part of the sale of Malmyzh, it will have sufficient working capital to undertake its current business and the budgets associated with those plans for the next twelve months and the foreseeable future.

Operating Activities

Cash used in operations was $6.8 million for the three months ended March 31, 2019 (Q1-2018 - $0.5 million) and represents expenditures primarily on royalty generation and general and administrative expense for both periods, offset by royalty income received in the year. A significant component of cash used in operations was the payment of liabilities accrued as at December 31, 2018 including strategic success bonuses.

Financing Activities

The total cash provided by financings during the three months ended March 31, 2019 was $0.6 million (Q1-2018 – $Nil). The proceeds in the current period were related to the exercise of stock options.

Investing Activities

Some of the significant cash investment activities during three months ended March 31, 2019:

-	The purchase of fair value through profit and loss investments of $1.2 million.
-	The Company received annual option payments of US$133 thousand (Q1 2018 – $131 thousand) from Kennecott related to the Superior West property.
-	The Company purchased shares of an associated company in the amount $Nil (Q1-2018 -$1.3 million).

OFF-BALANCE SHEET ARRANGEMENTS

As of the date of this MD&A, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company, including, and without limitation, such considerations as liquidity and capital resources.

QUARTERLY INFORMATION

In Thousands of Dollars, Except Per Share Amounts
Fiscal quarter ended	March 31, 2019	December 31, 2018	September 30, 2018	June 30, 2018
Revenue and other income	$1,415	$530	$560	$456
Project and royalty generation costs	(1,874)	1,491	3,428	1,489
Recoveries from partners	788	(458)	(924)	(229)
Share-based payments	-	220	807	-
Net income(loss) for the period	(2,787)	73,027	(5,287)	(3,698)
Basic earnings (loss) per share	(0.03)	0.92	(0.07)	(0.05)
Diluted earnings (loss) per share	(0.03)	0.91	(0.07)	(0.05)

In Thousands of Dollars, Except Per Share Amounts
Fiscal quarter ended	March 31, 2018	December 31, 2017	September 30, 2017	June 30, 2017
Revenue and other income	$1,238	$804	$1,000	$609
Project and royalty generation costs	(1,733)	1,654	1,955	1,437
Recoveries from partners	422	(1,212)	(37)	(465)
Share-based payments	5	911	446	58
Net income/(loss) for the period	(1,924)	(323)	(2,898)	(2,538)
Basic earnings (loss) per share	(0.02)	(0.01)	(0.04)	(0.03)
Diluted earnings (loss) per share	(0.02)	(0.01)	(0.04)	(0.03)

Certain comparative figures have been reclassified to conform to the current period presentation.

As a result of the reclassifications, loss from operations for the three months ended March 31, 2018 decreased by $494,000 as a result of including certain items previously classified as non-operating into revenue and other income including $422,000 related to the gain on sale of projects, $25,000 from the sale of marketable securities, and $47,000 of interest income. There was no change to the net loss for the period.

RELATED PARTY TRANSACTIONS

The aggregate value of transactions and outstanding balances relating to key management personnel and directors were as follows:

In Thousands of Dollars
		Share-based
For the three months ended March 31, 2019	Salary or Fees	Payments	Total
David M. Cole, President and CEO	$108	$-	$108
Jan Steiert, Chief Legal Officer	67	-	67
Brian Levet, Director	6	-	6
Brian Bayley, Director	6	-	6
Larry Okada, Director	6	-	6
Michael Winn, Director	20	-	20
Seabord Services Corp. (2)	111	-	111
Total	$324	$-	$324

In Thousands of Dollars
		Share-based
For the three months ended March 31, 2018	Salary or Fees	Payments	Total
David M. Cole, President and CEO	$103	$-	$103
Jan Steiert, Chief Legal Officer	60	-	60
Brian Levet, Director	6	-	6
Brian Bayley, Director	6	-	6
Larry Okada, Director	6	-	6
Michael Winn, Director	19	-	19
Seabord Services Corp. (2)	101	-	101
Total	$300	$-	$300

In Thousands of Dollars
Related Party Assets and Liabilities	Service or Term	March 31, 2019	December 31, 2018
Amounts due to:
David M. Cole, President and CEO	Salary and Bonus	$-	$1,501
Christina Cepeliauskas, Chief Financial Officer	Bonus and expense reimbursement	-	238
Jan Steiert, Chief Legal Officer	Bonus	-	239
Brian Levet, Director	Fees	6	6
Brian Bayley, Director	Fees	6	5
Michael Winn, Director	Fees and Bonus	20	1,370
Larry Okada, Director	Fees	6	6
		$38	$3,365

(1) Directors fees include US$5,000 per month and the balance as at December 31, 2018 included US$1 million discretionary bonus paid to the Company’s non-Executive Chairman, who does not receive the fees paid to the other independent director’s.
(2) Seabord Services Corp. (“Seabord”) is a management services company controlled by the Chairman of the Board. Seabord provides a Chief Financial Officer, a Corporate Secretary, accounting staff, administration staff and office space to EMX. The Chief Financial Officer and Corporate Secretary are employees of Seabord and are not paid directly by EMX.

On October 16, 2017, the Company issued a note receivable to Revelo Resources Corp. (TSX-V: RVL), a related party by way of a common director for the principal amount of $400,000. The note was due on December 31, 2017, together with accrued interest at a rate of 1% per month and a bonus of $20,000. As at March 31, 2019, the balance owed to the Company pursuant to the note was $490,000 (December 31, 2018 - $478,000) including accrued interest and bonus fee. The Company continues discussions with RVL on options for repayment of the outstanding balance.

NEW ACCOUNTING PRONOUNCEMENTS

Accounting standards adopted during the year

Please refer to the unaudited consolidated financial statements for the three months ended March 31, 2019 and audited consolidated financial statements for the year ended December 31, 2018 on www.sedar.com.

Accounting pronouncements not yet effective

Please refer to the unaudited consolidated financial statements for the three months ended March 31, 2019 and audited consolidated financial statements for the year ended December 31, 2018 on www.sedar.com.

RISK AND CAPITAL MANAGEMENT: FINANCIAL INSTRUMENTS

Please refer to the unaudited consolidated financial statements for the three months ended March 31, 2019 and audited consolidated financial statements for the year ended December 31, 2018 on www.sedar.com.

Critical Accounting Judgments and Significant Estimates and Uncertainties

The critical judgments and estimates applied in the preparation of the Company’s unaudited condensed interim consolidated financial statements for the three months ended March 31, 2019 are consistent with those applied in the Company’s December 31, 2018 audited consolidated financial statements.

RISKS AND UNCERTAINTIES

The Company has identified the following risks and uncertainties which are consisted with those risks identified for the year ended December 31, 2018: Mineral Property Exploration Risks, Revenue and Royalty Risks, Financing and Share Price Fluctuation Risks, Foreign Countries and Political Risks, Competition, Return on Investment Risk, No Assurance of Titles or Borders, Unknown Defects or Impairments in Our Royalty or Streaming Interests, Operators’ Interpretation of Our Royalty and Stream Interests; Unfulfilled Contractual Obligations, Currency Risks, Exploration Funding Risk, Insured and Uninsured Risks, Environmental Risks and Hazards, Fluctuating Metal Prices,Extensive Governmental Regulation and Permitting Requirements Risks, Key Personnel Risk, Conflicts of Interest, Passive Foreign Investment Company, Corporate Governance and Public Disclosure Regulations and Internal Controls over Financial Reporting.

For details on the above risks and uncertainties, please refer to the the MD&A for the year ended December 31, 2018 on www.sedar.com.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Management is responsible for establishing and maintaining disclosure controls and procedures, which provide reasonable assurance that material information relating to the Company and its subsidiaries is accumulated and communicated to management to allow timely decisions regarding required disclosure. Management has evaluated the effectiveness of its disclosure controls and procedures as of March 31, 2019 and believes its disclosure controls and procedures are effective.

Internal Control over Financial Reporting

The Company’s management, with the participation of its CEO and CFO, are responsible for establishing a system of internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. There have been no changes in the Company’s internal control over financial reporting that occurred during the period ended December 31, 2018, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

OUTSTANDING SHARE DATA

At May 13, 2019, the Company had 81,863,555 common shares issued and outstanding. There were also 5,459,000 stock options outstanding with expiry dates ranging from December 22, 2019 to December 14, 2023.

FORWARD-LOOKING INFORMATION

This MD&A may contain forward-looking statements. These forward-looking statements may include statements regarding perceived merit of properties, exploration results and budgets, mineral reserves and resource estimates, work programs, capital expenditures, operating costs, cash flow estimates, production estimates and similar statements relating to the economic viability of a project, timelines, strategic plans, completion of transactions, market prices for metals or other statements that are not statements of fact. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Statements concerning mineral resource estimates may also be deemed to constitute “forward-looking statements” to the extent that they involve estimates of the mineralization that will be encountered if the property is developed.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as “expects”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential”, “possible” or variations thereof or stating that certain actions, events, conditions or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

Forward-looking statements are based on a number of material assumptions, including those listed below, which could prove to be significantly incorrect:

•	the Company’s ability to achieve production at any of its mineral properties;
•	estimated capital costs, operating costs, production and economic returns;
•	estimated metal pricing, metallurgy, mineability, marketability and operating and capital costs, together with other assumptions underlying the Company’s resource and reserve estimates;
•	the Company’s expected ability to develop adequate infrastructure at a reasonable cost;
•	assumptions that all necessary permits and governmental approvals will be obtained;
•	assumptions made in the interpretation of drill results, the geology, grade and continuity of the Company’s mineral deposits;
•	the Company’s expectations regarding demand for equipment, skilled labor and services needed for exploration and development of mineral properties; and
•	the Company’s activities will not be adversely disrupted or impeded by development, operating or regulatory risks.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation:

•	uncertainty of whether there will ever be production at the Company’s mineral exploration and development properties;
•	uncertainty of estimates of capital costs, operating costs, production and economic returns;
•	uncertainties relating to the assumptions underlying the Company’s resource and reserve estimates, such as metal pricing, metallurgy, mineability, marketability and operating and capital costs;
•	risks related to the Company’s ability to commence production and generate material revenues or obtain adequate financing for its planned exploration and development activities;
•

risks related to the Company’s ability to finance the development of its mineral properties through external financing, joint ventures or other strategic alliances, the sale of property interests or otherwise;

•	risks related to the third parties on which the Company depends for its exploration and development activities;
•	dependence on cooperation of joint venture partners in exploration and development of properties;
•	credit, liquidity, interest rate and currency risks;
•	risks related to market events and general economic conditions;
•	uncertainty related to inferred mineral resources;

•	risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of the Company’s mineral deposits;
•	risks related to lack of adequate infrastructure;
•	mining and development risks, including risks related to infrastructure, accidents, equipment breakdowns, labor disputes or other unanticipated difficulties with or interruptions in development, construction or production;
•	the risk that permits and governmental approvals necessary to develop and operate mines on the Company’s properties will not be available on a timely basis or at all;
•	commodity price fluctuations;
•	risks related to governmental regulation and permits, including environmental regulation;
•	risks related to the need for reclamation activities on the Company’s properties and uncertainty of cost estimates related thereto;
•	uncertainty related to title to the Company’s mineral properties;
•	uncertainty as to the outcome of potential litigation;
•	risks related to increases in demand for equipment, skilled labor and services needed for exploration and development of mineral properties, and related cost increases;
•	increased competition in the mining industry;
•	the Company’s need to attract and retain qualified management and technical personnel;
•	risks related to hedging arrangements or the lack thereof;
•	uncertainty as to the Company’s ability to acquire additional commercially mineable mineral rights;
•	risks related to the integration of potential new acquisitions into the Company’s existing operations;
•	risks related to unknown liabilities in connection with acquisitions;
•	risks related to conflicts of interest of some of the directors of the Company;
•	risks related to global climate change;
•	risks related to adverse publicity from non-governmental organizations;
•	risks related to political uncertainty or instability in countries where the Company’s mineral properties are located;
•	uncertainty as to the Company’s passive foreign investment company (“PFIC”) status;
•	uncertainty as to the Company’s status as a “foreign private issuer” and “emerging growth company” in future years;
•	uncertainty as to the Company’s ability to maintain the adequacy of internal control over financial reporting; and
•	risks related to regulatory and legal compliance and increased costs relating thereto.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors.

The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date of this MD&A, and the Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, except as required by law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

More information about the Company including its recent financial reports is available on SEDAR at www.sedar.com. The Company’s Annual Report on Form 20-F, including the recent financial reports, is available on SEC’s EDGAR website at www.sec.gov and on the Company’s website at www.EMXroyalty.com.

Cautionary Note to Investors Concerning Estimates of Inferred, Indicated and Measured Resources

The MD&A may use the terms "Inferred", "Indicated", and "Measured" mineral resources. EMX advises investors that although these terms are recognized and required by Canadian regulations under National Instrument 43-101 (“NI 43-101”), the U.S. Securities and Exchange Commission (“SEC”) does not recognize these terms under Industry Guide 7. The Company notes that on October 31, 2018, the SEC adopted amendments to modernize the property disclosure requirements for mining registrants, and related guidance, which are currently set forth in Item 102 of Regulation S-K under the Securities Act of 1933 and the Securities Exchange Act of 1934, and in Industry Guide 7. The amendments consolidate mining property disclosure requirements by relocating them to a new subpart of Regulation S-K (Subpart 1300). The amendments will more closely align disclosure requirements and policies for mining properties with current industry and global regulatory practices and standard. Registrants must comply with the new rules for the first fiscal year beginning on or after January 1, 2021.

Investors are cautioned that Inferred resources have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. Geological evidence is sufficient to imply, but not verify, geological and grade continuity of Inferred mineral resources. It is reasonably expected that the majority of Inferred resources could be upgraded to Indicated resources with continued exploration. Under Canadian rules, estimates of Inferred mineral resources may not be converted to a mineral reserve, or form the basis of economic analysis, production schedule, or estimated mine life in publicly disclosed Pre-Feasibility or Feasibility Studies, or in the Life of Mine plans and cash flow models of developed mines. Inferred mineral resources can only be used in economic studies as provided under NI 43-101. U.S. investors are cautioned not to assume that part or all of an Inferred resource exists, or is economically or legally mineable. U.S. investors are further cautioned not to assume that any part or all of a mineral resource in the Measured and Indicated categories will ever be converted into reserves.